EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT

For the period of April 26, 2012 to December 31, 2012, the servicing of consumer finance receivables owned by BMW Vehicle Lease Trust 2012-1 has been conducted by BMW Financial Services NA, LLC, in its capacity as servicer, in compliance with the servicing standards in all material respects, set forth in Article II of the Servicing Supplement dated April 26, 201 2. To the best of the undersigned's knowledge, based on such review, the servicer has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period.

Dated:  March 20, 2013

BMW FINANCIAL SERVICES NA, LLC

By:   /s/ Joachim Hensel
Name:  Joachim Hensel
Title: Vice President – Finance & CFO